UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Quantum-Si Incorporated
(Name of Issuer)

Class A common stock, par value $0.0001 per share
Class B common stock, par value $0.0001 per share
(Title of Class of Securities)

Class A common stock: 74765K105
Class B common stock: Not Applicable
(CUSIP Number)

Jonathan M. Rothberg, Ph.D.
c/o Quantum-Si Incorporated
29 Business Park Drive
Branford, Connecticut 06405
(866) 688-7374
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael L. Fantozzi, Esq.
Jason S. McCaffrey, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111

September 11, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 74765K105	13D	Page 1 of 7
1	NAMES OF REPORTING PERSONS
Jonathan M. Rothberg, Ph.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF1

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,351,594 shares of Class A common stock and 19,937,500 shares of Class B common stock[1]

	8	SHARED VOTING POWER
2,190,489 shares of Class A common stock[2]

	9	SOLE DISPOSITIVE POWER
15,351,594 shares of Class A common stock and 19,937,500 shares of Class B common stock[1]

	10	SHARED DISPOSITIVE POWER
2,190,489 shares of Class A common stock[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,542,083 shares of Class A common stock and 19,937,500 shares of Class B common stock[12]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4% of the Class A common stock and 100% of the Class B common stock[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Consists of (i) 2,561,606 shares of Class A common stock of Quantum-Si Incorporated (f/k/a HighCape Capital Acquisition Corp.) (the “Issuer”) held by Jonathan M. Rothberg, Ph.D., (ii) stock options to purchase 309,880 shares of Class A common stock of the Issuer which are exercisable within 60 days of September 11, 2023, held by Dr. Jonathan M. Rothberg, (iii) 6,230,108 shares of Class A common stock of the Issuer held by 2012 JMR Trust Common, LLC, (iv) 6,250,000 shares of Class A common stock of the Issuer distributed from 2012 JMR Trust Common, LLC and held by entities owned by trusts created for the benefit of Dr. Jonathan Rothberg’s children, (v) 17,943,750 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC and (vi) 1,993,750 shares of Class B common stock of the Issuer held by 4C Holdings V, LLC.
2 Consists of (i) 1,917,067 shares of Class A common stock of the Issuer held by 23rd Century Capital LLC, and (ii) 273,422 shares of Class A common stock of the Issuer held by Dr. Jonathan Rothberg’s spouse, Bonnie E. Gould Rothberg, M.D.
3 Calculated based on 121,778,988 shares of Class A common stock of the Issuer and 19,937,500 shares of Class B common stock of the Issuer outstanding as of August 2, 2023.

SCHEDULE 13D

CUSIP NO. 74765K105	13D	Page 2 of 7
1	NAMES OF REPORTING PERSONS
23rd Century Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,917,067 shares of Class A common stock

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,917,067 shares of Class A common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,917,067 shares of Class A common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6% of the Class A common stock[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

4 Calculated based on 121,778,988 shares of Class A common stock of the Issuer outstanding as of August 2, 2023.

SCHEDULE 13D

CUSIP NO. 74765K105	13D	Page 3 of 7
1	NAMES OF REPORTING PERSONS
2012 JMR Trust Common, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
6,230,108 shares of Class A common stock

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
6,230,108 shares of Class A common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,230,108 shares of Class A common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% of the Class A common stock[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

5 Calculated based on 121,778,988 shares of Class A common stock of the Issuer outstanding as of August 2, 2023.

SCHEDULE 13D

CUSIP NO. 74765K105	13D	Page 4 of 7
1	NAMES OF REPORTING PERSONS
4C Holdings I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,943,750 shares of Class B common stock

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,943,750 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,943,750 shares of Class B common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
90% of the Class B common stock[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

6 Calculated based on 19,937,500 shares of Class B common stock of the Issuer outstanding as of August 2, 2023.

SCHEDULE 13D

CUSIP NO. 74765K105	13D	Page 5 of 7
1	NAMES OF REPORTING PERSONS
4C Holdings V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,993,750 shares of Class B common stock

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,993,750 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,993,750 shares of Class B common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10% of the Class B common stock [7]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

7 Calculated based on 19,937,500 shares of Class B common stock of the Issuer outstanding as of August 2, 2023.

SCHEDULE 13D

CUSIP NO. 74765K105	13D	Page 6 of 7
Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed on June 18, 2021 (the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share, and Class B common stock, par value $0.0001 per share, of Quantum-Si Incorporated (f/k/a HighCape Capital Acquisition Corp.), a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended by adding the following:

The principal executive office of the Issuer is located at 29 Business Park Drive, Branford, Connecticut 06405.

Item 2.	Identity and Background.

Item 2 sections (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety below:

(b) The business address of the Reporting Persons is c/o Quantum-Si Incorporated, 29 Business Park Drive, Branford, Connecticut 06405.

(c) Dr. Jonathan Rothberg is the Chairman of the Issuer. He is a member of 23rd Century Capital LLC and is the sole manager of 2012 JMR Trust Common, LLC, 4C Holdings I, LLC and 4C Holdings V, LLC.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no changes to the Item 3 information previously filed.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with estate planning, entities owned by trusts created for the benefit of Dr. Jonathan Rothberg’s children have entered into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Plan”), a copy of which is attached hereto as Exhibit 3. Pursuant to the Plan, sales of up to 6,250,000 shares of Class A common stock may be effected during the plan sales period beginning following the cooling-off period contained in Rule 10b5-1(c) and ending on December 27, 2024 in accordance with the terms and conditions of the Plan. The sale of shares of Class A common stock under the Plan is subject to minimum price parameters included in the Plan, and there is no assurance that any shares of Class A common stock will be sold under the Plan.

Item 5.	Interest in Securities of the Issuer.

There are no changes to the Item 5 information previously filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no changes to the Item 6 information previously filed.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit No.	Description
3.	Rule 10b5-1 Trading Plan.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2023	/s/ Jonathan M. Rothberg
Jonathan M. Rothberg, Ph.D.

23rd Century Capital LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Member

2012 JMR Trust Common, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings I, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings V, LLC
	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager